UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BERRY GLOBAL GROUP, INC.
(Exact name of the registrant as specified in its charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	001-35672 (Commission File Number)	20-5234618 (IRS Employer Identification No.)

101 Oakley Street Evansville, IN (Address of Principal Executive Offices)		64836 (Zip Code)
Tom Salmon Chief Executive Officer

101 Oakley Street Evansville, IN 47710 (812) 424-2904 (Name and Telephone Number, Including Area Code, of thePerson to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2020 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Berry Global Group, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2020 to December 31, 2020.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo and its adjoining countries. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products (the “Subject Minerals”).

Description of Reasonable Country of Origin
The Company has conducted a good faith reasonable country of origin inquiry regarding the Subject Minerals that was designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources. The Company queried its suppliers, as part of its vender approval process, on whether the raw materials sourced by the Company, or contained in components/products purchased by the Company from any suppliers, contain any Conflict Minerals. In addition, we reviewed supplier surveys in our automated software to ensure no amendments were made since their last completed survey.
Based on this reasonable country of origin inquiry, the Company determined that the Subject Minerals did not originate in the Covered Countries or come from recycled or scrap sources.

Due Diligence
STEP 1: Company Management Systems and Internal Controls
Policy Statement
We have published a Conflict Minerals Policy to communicate with suppliers our efforts around identifying and mitigating risks of Conflict Minerals within the supply chain. This policy also provides guidance to Berry team members on identifying red flags associated with Conflict Minerals, such as minerals originating from Covered Countries or interacting with a supplier who is unwilling to cooperate with our survey request. Our policy is reviewed and updated (if necessary) on an annual basis.
Internal Management
We have a cross-functional team to understand and address risks around Conflict Minerals. The team consists of team members from Legal, Procurement, Regulatory and Compliance.
Grievance Mechanism
Our Conflict Minerals Policy, along with our Supplier Code of Conduct, provides all suppliers and Berry team members an avenue to report concerns around Conflict Minerals. If any key stakeholder believes their concerns are not being heard, they may Speak Up through Berry’s Ethics Helpline. Also, as noted in our Non-Retaliation Policy, anyone is welcome to Speak Up without fear of retaliation for reporting a concern in good faith.

STEP 2: Risk Assessment
All new suppliers are expected to complete our supplier engagement survey as part of our vendor approval process. The Conflict Minerals section of that survey asks suppliers whether any goods to be sold to Berry contain Conflict Minerals. We have always taken a risk-based approach by re-engaging our top suppliers on an annual basis to determine whether anything has changed since they last responded to our Conflict Minerals survey. We are now enhancing our ongoing monitoring efforts. It is not simply enough for suppliers to state they do not supply us with Conflict Minerals, but rather, as appropriate, we expect them to also have a Conflict Minerals Policy. We are leveraging our automated software to determine whether the supplier has such a policy. If they do not have a policy on Conflict Minerals, we flag this as a risk and state our expectation around the importance of creating one.

STEP 3: Risk Mitigation & Continuous Improvement
The Company’s Conflict Minerals Policy provides guidance to Berry team members to identify red flags and sets clear expectations with suppliers. Our policy was informed by the Organisation for Economic Co-operation and Development (“OECD”) due diligence guidance on sourcing responsibly.
Berry has traditionally assessed our risk within the supply chain through a manual process of sending an annual Conflict Minerals survey to our largest suppliers (taking a risk-based approach), in addition to onboarding new suppliers. We then review their responses to understand our risk and follow-up accordingly. We continue these efforts, but now leverage third-party software to automate supplier responses, which has provided greater visibility into our supply chain risk.
Future Improvement Plans
We will continue to take a risk-based approach to collecting supplier surveys on Conflict Minerals. However, we will make a concerted effort to streamline and simplify our process to gather more responses from our supply chain. Specifically, our third-party automated software will provide a more comprehensive understanding of the risk of Conflict Minerals within our supply base and provide greater opportunities to have more meaningful conversations around mitigating that risk. For instance, if a supplier does not have a Conflict Minerals Policy, we will identify that as a red flag, and, as appropriate, create a corrective action for them to create a policy.

STEP 4: Independent Third Party Audits
Berry does not have a direct relationship with smelters or refiners, so we do not conduct Conflict Minerals audits of the organizations within our supply chain. However, we rely on our direct suppliers to conduct reasonable due diligence of their suppliers and provide us with information about that process and the source of any Conflict Minerals.

STEP 5: Annual Report on Supply Chain Due Diligence
We continue to publicly report our supply chain due diligence efforts with respect to Conflict Minerals.

This Form SD, along with the Company’s other filings is publicly available on the Company’s website at http://www.berryglobal.com, by clicking on “Investors” and then selecting “SEC Filings.” In addition, the Company’s Global Acquisition and Accountability Policy and Supplier Code of Conduct are publicly available on the Company’s website at http://www.berryglobal.com, by clicking on “Legal.” The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BERRY GLOBAL GROUP, INC.

By:	/s/ Jason K. Greene	May 26, 2021
	Jason K. Greene, Chief Legal Officer	(DATE)